Exhibit 99.1

Pursuant to the rules of the Securities and Exchange Commission (the “SEC”), The News Corporation Limited (the “Company”) is required to include, as part of this Annual Report on Form 20-F, separate audited financial statements of Gemstar-TV Guide International, Inc. (“Gemstar-TV Guide”), an entity in which the Company has an equity interest, for the periods ended December 31, 2001 and 2000. Gemstar-TV Guide has recently retained new auditors, who are currently performing an audit of Gemstar-TV Guide's previously issued financial statements. Gemstar-TV Guide has informed the Company that the audit has not been completed at the date hereof, and consequently, Gemstar-TV Guide cannot provide its audited financial statements to the Company. As a result of Gemstar-TV Guide’s inability to provide the audited financial statements, the Company has omitted such audited financial statements from this Annual Report on Form 20-F.

Solely by reason of the unavailability of the audited financial statements of Gemstar-TV Guide, the chief executive officer and chief financial officer of the Company are unable to execute the certifications set forth in 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (the “Certifications”). At the time such audited financial statements of Gemstar-TV Guide become available, the Company will file an amendment to this Annual Report on Form 20-F to include such audited financial statements, and will at that time provide the Certifications.